EXHIBIT 99.1

Caledonia Mining Corporation Plc Exercise of share options

ST HELIER, Jersey, Nov. 16, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) announces that Mr John McGloin, a non-executive director of the Company, has exercised options in respect of, and the Company has issued and allotted, 18,000 common shares of no par value each in the Company (the “Option Shares”). The exercise price was CAD$11.50 per Option Share. Following this transaction, Mr McGloin holds an interest in 18,000 shares in the Company representing approximately 0.15 per cent of the issued share capital of the Company.

Application has been made by Caledonia for the Option Shares to be admitted in the form of depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on or around November 19, 2021.

Following the issue of the Option Shares, the Company has a total number of shares in issue of 12,136,823 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

WH Ireland (Nomad & Broker) Adrian Hadden/Andrew de Andrade	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John McGloin
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Exercise of share options
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		CAD11.50	18,000

d)	Aggregated information - Aggregated volume - Price	18,000 CAD207,000
e)	Date of the transaction	15 November 2021
f)	Place of the transaction	Outside a trading venue